SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1 )(1)

                   America Movil, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

        American Depositary Shares ("L Share ADSs"), each representing 20
                          Series L Shares ("L Shares")

        American Depositary Shares ("A Share ADSs"), each representing 20
                          Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                           02364W105 for L Share ADSs(2)
                           02364W204 for A Share ADSs(3)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                 (525) 540-9225
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 28, 2001
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 49 Pages)

---------------


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

3 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Helu

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      40,000 A Shares and 100,000
 EACH REPORTING PERSON      L Shares (See Items 5(a) and 5(b))
         WITH
                         8  SHARED VOTING POWER
                            45,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            40,000 A Shares and 100,000
                            L Shares (See Items 5(a) and 5(d))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,179,030 A Shares and 2,825,958,797 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,132 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,132 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,825,866,929 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marco Antonio Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,132 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,132 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,825,866,929 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patrick Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,825,866,931 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maria Soumaya Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      8,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            8,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,825,866,931 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vanessa Paola Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      408,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            408,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,826,266,931 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Johanna Monique Slim Domit

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY      570,134 L Shares (See Items 5(a) and 5(b))
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER
                            570,134 L Shares (See Items 5(a) and 5(b))

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,825,858,797
                            L Shares (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,826,428,931 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.4% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carso Global Telecom, S.A. de C.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO, BK and WC  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            48,139,030 A Shares and 2,801,436,761
                            L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER

                        10  SHARED DISPOSITIVE POWER
                            48,139,030 A Shares and 2,801,436,761
                            L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 2,801,436,761 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4% of A Shares and 26.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Carso, S.A. de C.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            6,000,000 L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER

                        10  SHARED DISPOSITIVE POWER
                            6,000,000 L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,000,000 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------
 CUSIP No. 02364W105 L Share ADSs          13D
           02364W204 A Share ADSs
-----------------------------------


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Financiero Inbursa, S.A. de C.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)|_|

                                                                          (b)|_|
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    OO  (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

    NUMBER OF SHARES     7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH
                         8  SHARED VOTING POWER
                            18,422,036 L Shares (See Items 5(a) and 5(b))

                         9  SOLE DISPOSITIVE POWER

                        10  SHARED DISPOSITIVE POWER
                            18,422,036 L Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,422,036 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  No Change

Item 2.  Identity and Background

         This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

         (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all L Shares and A Shares owned or controlled by these entities is deemed to be shared among each member of the Slim Family.

         (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States. CGT is a holding company with interests in the Issuer and other telecommunications companies.

         (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable, aluminum wires and tires.

         (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

         The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of CGT, Carso and GFI are set forth in Schedule I attached hereto.

         None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Except as set forth below, all of the A Shares and L Shares (and A Share ADSs and L Share ADSs) owned or controlled by the Reporting Persons were acquired as a result of the spin-off (the "Spin-Off") of the Issuer from Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Telmex").

         Since the Spin-Off, CGT has purchased 29,798,200 L Shares and 2,141,700 A Shares for an aggregate amount of approximately US$28,083,211 and US$1,852,994, respectively. The funds used to purchase such L Shares and A Shares were obtained from the working capital of CGT, the issuance of commercial paper of CGT, and unsecured short-term promissory notes made by CGT in favor of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, a wholly-owned subsidiary of GFI.

Item 4.  Purpose of Transaction.

         Since December 20, 1990, CGT, SBC International, Inc. ("SBC"), and certain other persons were party to a trust (the "Telmex Control Trust") governing such parties ownership of the Series AA shares, no par value (the "Telmex AA Shares"), of Telmex. On September 25, 2000, the stockholders of Telmex approved the implementation of the Spin-Off. As a result, each holder of a Telmex AA Share received a AA Share, no par value (collectively, the "AA Shares"), of the Issuer, and the Telmex Control Trust, in addition to the Telmex AA Shares that it previously held, acquired the AA Shares distributable to the beneficiaries of the Telmex Control Trust as a result of the Spin-Off.

         As between SBC and CGT, the Telmex Control Trust has been terminated, and the AA Shares held by the Telmex Control Trust were distributed to the Telmex Control Trust's beneficiaries. On March 13, 2001, CGT and SBC entered into a Shareholders Agreement (the "Shareholders Agreement"), and on March 28, 2001, CGT and SBC established a trust (together with the Shareholders Agreement, the "AM Agreements"), which govern the ownership and voting of any and all future AA Shares owned by such parties. CGT holds 64.6% of the issued and outstanding AA Shares, and SBC holds 27.4% of the issued and outstanding AA Shares. Under the terms of the AM Agreements, each of CGT and SBC agrees to vote its AA Shares in favor of seven members nominated by CGT to the board of directors of the Issuer (the "Board") and two members nominated by SBC to the Board (or in similar proportion if the holders of AA Shares are unable to elect nine members of the Board). The Board will not consider or vote on any specified matter to be reviewed by the executive committee of the Issuer (the "Executive Committee") unless the Executive Committee has made a recommendation to the Board with respect to such matter, subject to certain exceptions. The Executive Committee consists of four members, three of whom shall be appointed by CGT and one of whom shall be appointed by SBC. CGT and SBC have agreed to cause the Executive Committee to mutually agree upon all matters presented to the Executive Committee, and to follow certain procedures in the event they are unable to do so. With the exception of the appointment of members to the Board and the Executive Committee, under the terms of the AM Agreements, CGT has the power to direct the voting of the AA Shares held by SBC.

         Each of SBC and CGT has granted to the other a right of first offer on any proposed transfer of AA Shares held by such party, except for transfers to certain affiliates. Upon the receipt of a notice of proposed transfer, the party receiving the notice shall have 30 calendar days to decide whether it wishes to purchase all (but not less than all) of the AA Shares proposed to be sold by the notifying party. In the event the receiving party elects not to purchase the AA Shares offered for sale or is otherwise unable to complete the purchase of such AA Shares in accordance with the Shareholders Agreement, the notifying party shall have 180 days within which to sell such AA Shares, to a third party at the same price offered to the receiving party; provided, that the purchasing third party shall have agreed in advance to be governed by a shareholders agreement on substantially the same terms as provided for in the AM Agreements. In addition to the right of first offer described above, each of CGT and SBC has granted to the other certain drag along rights, which require the party transferring a majority of its AA Shares to a third party to include the AA Shares held by the other party in such sale. Notwithstanding any of the foregoing, either party to the AM Agreements is free to convert any AA Shares held by such party into L Shares and transfer such L Shares to a third party without complying with the right of first offer and drag along right described above.

         The AM Agreements are terminable, upon six months prior notice, on March 13, 2006 or upon the mutual agreement of SBC and CGT. Additionally, the AM Agreements shall terminate in the event either party thereto converts all of the AA Shares held by such party into L Shares, or in certain other instances as set forth therein. The foregoing description is qualified in its entirety by the AM Agreements, which are referenced in Item 7 of this Statement and incorporated in this Item 4 by reference.

         Under the Issuer's bylaws, AA Shares and A Shares have full voting rights and L Shares have limited voting rights. Each AA Share and each A Share is convertible at the holder's option into one L Share, in each case subject to restrictions under the Issuer's by-laws, which are summarized in the table below.

                                                         % of Combined Number of
Class of Issuer's           % of Issuer's Outstanding    Outstanding AA Shares
Capital Stock               Capital Stock                and A Shares
-------------               -------------                ------------

L Shares                    No more than 80%

A Shares                    No more than 19.65%           No more than 49%

AA Shares                   At least 20% but no more
                            than  51%                     No less than 51%


Combined AA Shares          No more than 51%
and A Shares

Combined A Shares
and L Shares                No more than 80%

         Through its direct ownership of A and AA Shares and its power to vote the AA Shares owned by SBC under the AM Agreements, CGT may be deemed to control the Issuer. Except as set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons have, as of May 9, 2001, the following interests in the A Shares and L Shares:

                                         A Shares(1)                             L Shares(2)
                               ------------------------------         -------------------------------
                                 Number            % of Class            Number            % of Class
Carlos Slim Helu(3)........... 48,179,030          14.4%              2,825,958,797         26.4%
Carlos Slim Domit(4).......... 48,139,030          14.4%              2,825,866,929         26.4%
Marco Antonio Slim Domit(5)... 48,139,030          14.4%              2,825,866,929         26.4%
Patrick Slim Domit(6)......... 48,139,030          14.4%              2,825,866,931         26.4%
Maria Soumaya Slim Domit(7)... 48,139,030          14.4%              2,825,866,931         26.4%
Vanessa Paola Slim Domit(8)... 48,139,030          14.4%              2,826,266,931         26.4%
Johanna Monique Domit(9)...... 48,139,030          14.4%              2,826,428,931         26.4%
CGT(10)....................... 48,139,030          14.4%              2,801,436,761         26.2%
Carso(11).....................      --              --                    6,000,000          0.1%
GFI...........................      --              --                   18,422,036          0.2%

(1)  Based upon 333,518,387 A Shares outstanding as of May 9, 2001. Includes
     A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2)  Based upon 9,521,264,501 L Shares outstanding as of May 9, 2001.
     Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 1,126,609,861 AA Shares held by the relevant Reporting Person have been converted into L Shares in accordance with the restrictions set forth in Item 4 above. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 100,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.

(8) Includes 408,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.

(10) Includes 1,532,214,660 L Shares held in the form of L Share ADSs.

(11) All L Shares owned by Carso are held in the form of L Share ADSs.

         (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

         (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the 60-day period preceding the date of this filing are listed in
Schedule II hereto.

         (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of A Shares or L Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         CGT has entered into matched put and call options pursuant to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its expiration date.

                                                           Number of        Strike Price      Net Aggregate
Counterparty                 Expiration Date                L Shares         per L Share         Premiums
------------                 ---------------                --------         -----------         --------
J.P. Morgan & Co.            September 4, 2001             14,000,000          US$0.96           US$895,755

Chase Manhattan Bank         August 29, 2001               19,000,000             1.03            1,381,058

Chase Manhattan Bank         August 29, 2001               16,000,000             0.91              973,909

Chase Manhattan Bank         September 7, 2001             30,000,000             1.08            2,565,088

Chase Manhattan Bank         September 12, 2001            21,000,000             1.03            1,718,762

         Additionally, CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. In each case, if the market price per L Share is greater than 150% of the applicable purchase price per L Share on the applicable expiration date, CGT must refund such excess to the counterparty. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this Statement are treated as beneficially owned by CGT.

                                                          Number of        Purchase Price
Counterparty                 Expiration Date              L Shares           per L Share          Interest Rate
------------                 ---------------              --------           -----------          -------------
Chase Manhattan Bank         September 4, 2001           80,000,000           US$0.6786           4.15% per annum

Chase Manhattan Bank         September 4, 2001           40,000,000              0.6841           4.15% per annum

Chase Manhattan Bank         October 29, 2001            40,000,000              0.7916           4.12% per annum


                  Other than as disclosed herein and in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.           Material to be Filed as Exhibits
-------           --------------------------------

Exhibit Number       Description                                     Page Number
--------------       -----------                                     -----------

1                    Trust Agreement (Original Spanish Version)           23

2                    Trust Agreement (English Translation)                33

3                    Shareholders' Agreement                              41

*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 8, 2001 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helu

--------------------------------------------

Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
--------------------------------------------           ------------------------
                                                       Eduardo Valdes Acra
Marco Antonio Slim Domit                               Attorney-in-Fact

--------------------------------------------           May 10, 2001
Patrick Slim Domit

--------------------------------------------

Maria Soumaya Slim Domit

--------------------------------------------

Vanessa Paola Slim Domit

--------------------------------------------

Johanna Monique Slim Domit

--------------------------------------------

CARSO GLOBAL
TELECOM, S.A. DE C.V.

--------------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

GRUPO CARSO, S.A. DE C.V.

--------------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

GRUPO FINANCIERO
INBURSA, S.A. DE C.V.

--------------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                                 THE SLIM FAMILY

             Paseo de las Palmas 736, Colonia Lomas de Chapultepec,
                           11000 Mexico D.F., Mexico

Name                           Principal Occupation
----                           --------------------

Carlos Slim Helu               Chairman of the Board of Telefonos
                               de Mexico and Carso Global Telecom

Carlos Slim Domit              Chairman of Grupo Carso and President
                               of Sanborns

Marco Antonio Slim Domit       President of Grupo Financiero Inbursa

Patrick Slim Domit             Vice President of Massive Markets
                               of Telefonos de Mexico

Maria Soumaya Slim Domit       President of Museo Soumaya

Vanessa Paola Slim Domit       Private Investor

Johanna Monique Slim Domit     Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu
(Director and Chairman of the Board)    Chairman of the Board of Telefonos
                                        de Mexico and Carso Global Telecom

Jaime Chico Pardo
(Director and Vice Chairman
 of the Board)                          President of Telefonos de Mexico

Claudio X. Gonzalez Laporte
(Director)                              Chairman of the Board of Kimberly
                                        Clark de Mexico

Jose Kuri Harfush
(Director)                              President of Productos Dorel

Juan Antonio Perez Simon
(Director)                              Vice-Chairman of Telefonos de Mexico

Carlos Slim Domit
(Director)                              Chairman of Grupo Carso and
                                        President of Sanborns
Executive Officers

Alejandro Escoto Cano
(Chief Financial Officer)               Chief Financial Officer of Carso
                                        Global Telecom

                            GRUPO CARSO, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu
(Director and Chairman Emeritus)        Chairman of the Board of
                                        Telefonos de Mexico and
                                        Carso Global Telecom

Carlos Slim Domit
(Director and Chairman of the Board)    Chairman of Grupo Carso
                                        and President of Sanborns

Antonio Cosio Arino
(Director)                              Independent Investor

Fernando G. Chico Pardo
(Director)                              President of Promecap

Jaime Chico Pardo
(Director)                              President of Telefonos de Mexico

Claudio X. Gonzalez Laporte
(Director)                              Chairman of the Board of
                                        Kimberly Clark de Mexico

Rafael Moises Kalach Mizrahi
(Director)                              President of Kaltex

Jose Kuri Harfush
(Director)                              President of Productos Dorel

Juan Antonio Perez Simon
(Director)                              Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac
(Director)                              Chairman of the Board and President
                                        of Empresas ICA Sociedad Controladora

Patrick Slim Domit                      Vice President of Massive Markets
                                        of Telefonos de Mexico

Agustin Santamarina Vazquez
(Director)                              Managing Partner of Santamaria y Steta

Executive Officers

Humberto Gutierrez-Olvera Zubizarreta
(President)                             President of Grupo Carso and President
                                        of Condumex

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu
(Chairman Emeritus)                     Chairman of the Board of
                                        Telefonos de Mexico and
                                        Carso Global Telecom

Marco Antonio Slim Domit                President of Grupo
(Chairman of the Board)                 Financiero Inbursa

Eduardo Valdes Acra
(Vice-Chairman of the Board)            Chief Executive Officer
                                        of Inversora Bursatil
Antonio Cosio Arino
(Director)                              Independent Investor

Angeles Espinosa Yglesias
(Director)                              Independent Investor

Agustin Franco Macias
(Director)                              Chairman of Infra

Bernardo Quintana Isaac
(Director)                              Chairman of the Board and
                                        President of Empresas ICA
                                        Sociedad Controladora

Claudio X. Gonzalez Laporte
(Director)                              Chairman of the Board of
                                        Kimberly Clark de Mexico

Jose Antonio Chedraui Obeso
Director)                               President of Grupo
                                        Comercial Chedraui

Juan Antonio Perez Simon
(Director)                              Vice-Chairman of Telefonos
                                        de Mexico

David Ibarra Munoz
(Director)                              Independent Economist

Carlos Fernandez Gonzalez               President of Grupo
                                        Modelo, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit
(President)                             President of Grupo
                                        Financiero Inbursa

                                   SCHEDULE II

         For the period beginning 60 days prior to the event which requires the filing of this Statement and ending on the date of this filing, CGT effected the following purchases of L Shares on the Mexican Stock Exchange. The prices below reflect the average price paid (in US$ based upon the Fixed Rate published by the Banco de Mexico on the day preceding the trade date) per L Share on the relevant trade date.

Trade Date            Number of L Shares        Average Price Per L Share
----------            ------------------        -------------------------
February 14, 2001     10,000,000                U.S.$ 0.99600571
February 15, 2001        921,500                      0.99925041
February 16, 2001      2,700,000                      0.97237318
February 19, 2001        450,000                      1.00061203
February 20, 2001        600,100                      0.99187086
February 22, 2001      1,797,000                      0.94744758
February 23, 2001      3,000,000                      0.90733642
February 27, 2001      1,884,200                      0.90112692
February 28, 2001      1,500,000                      0.90135033
March 1, 2001          2,800,000                      0.87302914
March 2, 2001          1,900,000                      0.85582745
March 5, 2001            895,400                      0.86403128
March 6, 2001          1,100,000                      0.89777993
March 7, 2001            250,000                      0.90069524


Trade Date             Number of A Shares       Average Price Per A Share
----------             ------------------       -------------------------
February 22, 2001         21,000                U.S.$ 0.94011178
February 23, 2001         33,800                      0.90136279
February 27, 2001          1,400                      0.87463857
February 28, 2001         34,700                      0.89371238
March 1, 2001          1,299,100                      0.86762202
March 2, 2001              8,000                      0.845143
March 5, 2001            730,000                      0.85521164
March 6, 2001             13,700                      0.90186993